NEWS RELEASE 10-40	NOVEMBER 30, 2010

DRILLING DELIVERS MORE HIGH-GRADE TO LONG CANYON DEPOSIT,
INCLUDING 13.7 G/T GOLD OVER 21.3 METRES

Fronteer Gold (FRG: TSX/NYSE-Amex) reports that ongoing drilling continues to return wide intervals of high-grade oxide gold at its wholly owned Long Canyon deposit, located in northeastern Nevada.

New results, largely focused to the northeast of the current resource area, include:

  13.77 grams per tonne gold over 21.3 metres, including 23.72 g/t over 10.4 metres in LC633C;

  5.77 g/t over 34.7 metres, including 34.3 g/t over 2.4 meters; and 5.23 g/t over 13.3 metres in LC631C;

  4.18 g/t over 59.1 metres in LC598C;

  5.81 g/t over 30.2 metres in LC600C;

  4.54 g/t over 28.3 metres in LC646C;

  3.29 g/t over 43.4 metres in LC629C.

Primary drill composites were calculated using a cut-off of 0.30 g/t, with variably higher cut-offs for the sub-intervals. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals generally range between 50-100% of the reported lengths. Intervals less than 1 g/t are not reported in this press-release table. "C" indicates a core hole. For a PDF of comprehensive drill results from 2010, including new and non-reportable intercepts, please click: http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonDrillResults1040.pdf

Drilling in the southern part of the deposit has also returned wide intervals of oxide gold mineralization, including 1.06 g/t gold over 21.3 metres (LC619), highlighting additional areas of deposit growth.

The Long Canyon gold deposit is open in all directions and remains oxidized. Aggressive step-out drilling to the northeast is now underway. Six drill rigs are operating on the property and approximately 70,000 metres have been drilled to date in 2010. Drilling will extend through winter, with an additional 10,000 metres planned for December through to March 2011.

For a map highlighting recent drilling, please click: http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonDrillMap1040.pdf

2011 GOALS
Fronteer Gold is well-funded to advance Long Canyon on a 100% basis as we move the project through development. Long Canyon’s comprehensive work program is focused on resource definition and expansion, as well as the metallurgical, engineering, and environmental work necessary to move the project to feasibility stage. Significant water and private-surface rights for mine development have already been secured. A planned $25 million work program for 2011 includes the near-term goals of:

  completing an updated resource and updated Preliminary Economic Assessment in early 2011;

  undertaking 75,000 metres of exploration and development drilling;

  initiating permitting;

  completing an additional resource update near year-end 2011; and,

  commencing feasibility stage.

ABOUT FRONTEER GOLD
We intend to become a significant gold producer. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects - all located in Nevada. We also have a 40% interest in Halilaga, an emerging copper-gold porphyry deposit in northwestern Turkey, and 100% ownership of Aurora Energy Resources Inc, developer of one of the world’s largest uranium deposits, based in Labrador, Canada. For further information on Fronteer Gold, visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Patrick Reid, Senior Director, Institutional Marketing
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold's Annual Information form and Fronteer Gold's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.